November 15, 2024

Heather Dixon
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle
Suite 1000
Franklin, Tennessee 37067

       Re: Acadia Healthcare Company, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           10-K filed February 28, 2024
           Form 8-K Filed February 27, 2024
           File No. 001-35331
Dear Heather Dixon:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 37

1. We note your presentation of Adjusted EBITDA margin change and Adjusted EBITDA margin excluding income from provider relief fund, which appear to be non-
       GAAP performance measures. Please expand your disclosures to fully comply with the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.
11: Commitments and Contingencies, page F-21

2. We note your disclosures for Securities Litigation and Derivative Actions. Please
       expand your disclosures to state the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range. Please note that ASC 450-20-50-4 does not require the amount or range of reasonably
 November 15, 2024
Page 2

       possible loss to be estimated with precision or certainty.
Form 8-K Filed February 27, 2024
Exhibit 99

3. We note your presentation of the change in Adjusted EBITDA within the Fourth
       Quarter Highlights section and also your presentation of Adjusted EBITDA margin and Adjusted EBITDA margin excluding income from provider relief fund without also presenting with equal or greater prominence the change in the most comparable
       US GAAP measure. Please revise these presentations to comply with the guidance in
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and
       Disclosure Interpretations for Non-GAAP Financial Measures.
4. We note your presentation of a net leverage ratio using Adjusted EBITDA as the denominator without also presenting with equal or greater prominence the calculation of net leverage ratio using the most comparable US GAAP measure. Please revise this presentation to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-
       K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-
       GAAP Financial Measures.
5. Please tell us and expand your disclosures for the transaction, legal and other costs adjustment to your various non-GAAP performance measures to clearly explain and quantify each component.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-706-8224 or Tracey Houser at 202-551-3736
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services